January 23, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Access Pharmaceuticals, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2004
    Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
      September 30, 2005
    File Number 333-88480

Dear Mr. Rosenberg:

Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), hereby ets forth below its responses to your oral comments received January 12, 2005 from Mark Brunhofer, Staff Accountant in response to our letter dated January 4, 2004 and comments #1 and 2 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated
December 8, 2005 (the "Comment Letter").

1. We have revised our Form 10-Q for Fiscal Quarter Ended September 30, 2005 (the "September Form 10-Q") in the Business section and the Management Discussion and Analysis section to have a more transparent disclosure of our accounting for the Standby Equity Distribution Agreement (SEDA) and to disclose the amount of time we can access the SEDA. We have added the following points:

The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed.

As of September 30, 2005 we have accessed $600,000 of the SEDA and $20,000 of the Debt issuance costs were charged to Additional paid-in capital.

The SEDA can be accessed through March 30, 2007.

2. We are in the process of preparing an amended Registration Statement on Form S-1 and expect the Registration Statement to be filed shortly. The Company will include the above disclosures regarding the accounting for the SEDA in the amended Form S-1.

                                 * * *

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Securities and Exchange Commission
Janaury 23, 2006
Page 2


Should you wish to discuss the enclosed materials or the contents of this letter at any time, please do not hesitate to contact the undersigned (214) 905-5100 or John J. Concannon III, Esq. (617-951-8874) or Mark A. Meltz, Esq. (617-951-8495) of Bingham McCutchen LLP, the Company's legal counsel.

Very truly yours,

/s/ Stephen B. Thompson
-----------------------

Stephen B. Thompson
Chief Financial Officer

Enclosures


cc: Rosemary Mazanet, M.D., Ph.D.
    John J. Concannon III, Esq.
    Mark A. Meltz, Esq.